ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

March 18, 2009	Jacob E. Comer
(617) 951-7913
jacob.comer@ropesgray.com

VIA FEDEX AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Patricia Williams, Esq.

Re:          Form N-1A for Pax World Funds Trust II (File Nos. 811-22187 and 333-156141)

Dear Ms. Williams:

On behalf of Pax World Funds Trust II (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in your letter dated January 14, 2009 (the “Comments”), relating to the registration statement on Form N-1A (the “Registration Statement”) of the Registrant, filed with the Commission on December 15, 2008, regarding the sShares FTSE KLD North America Sustainability Index ETF, sShares FTSE KLD Europe Asia Pacific Sustainability Index ETF and the sShares FTSE Environmental Technologies (ET50) Index ETF, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

Prospectus

Cover Page

1.             Comment.      Please inform us whether Pax or any of its affiliates have any influence on the securities KLD selects for inclusion in their indices.

Response.      Pax World Management Corp. (“Pax”) has confirmed to the Registrant that neither Pax nor any of its affiliates has any influence on the securities that KLD selects for inclusion in any Index.

Page 4, Principal Investment Strategies

2.             Comment.      Disclosure in this section states that each Fund may invest up to 20% of its total assets in securities not included in its Index.  Section II.A.2. of Investment Company Act of 1940 Act Release No. 24828 (March 31, 2001) (“Investment Company Names Release”) states that index funds would be expected to invest more than 80% of their assets in investments connoted by the applicable index.  Please revise this disclosure accordingly.

Response.      The first paragraph of the section captioned “Overview—Principal Investment Strategies” has been revised as set forth below:

“Each Fund employs a “passive management” — or indexing — investment approach designed to track the performance of its Index. Under normal circumstances, more than ~~at least~~ 80% of each Fund’s total assets will be invested in the component securities of its Index and in American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs” and, collectively with ADRs and GDRs, “Depositary Receipts”) representing the securities in its Index. Each Fund may invest ~~up to 20% of its total assets~~ in securities that are not included in its Index to the extent consistent with the foregoing 80% policy, which securities, in the case of sShares FTSE KLD Europe Asia Pacific Sustainability Index ETF and sShares FTSE KLD North America Sustainability Index ETF, will be evaluated by Pax for satisfaction of Pax’s environmental, social and governance (“ESG”) criteria. See “ESG Criteria” below. For example, a Fund may invest in securities that are not components of its Index in order to reflect various corporate actions and other changes to its Index (such as reconstitutions, additions and deletions) or in order to help it track its Index. Each Fund also may invest in cash and cash equivalents, as well as in futures, options, swap contracts and other derivatives. Pax intends that, over time, the correlation between each Fund’s performance and that of its Index, before fees and expenses, will be 95% or better.”

Pages 5-6, ESG Criteria

3.             Comment.      General Instructions C.3.(a) and (c) of Form N-1A require that information required by Items 2 and 3 be presented in numerical order at the front of the prospectus.  This information may not be preceded by any other Item except the Cover page or a table of contents.  Accordingly, this section should be moved to follow the Risk/Return Summaries for the Funds.

Response.      The requested change has been made.

4.             Comment.      Two of the Funds track KLD indices with the word “sustainability” in their names.  Please disclose KLD’s “sustainability” criteria and describe the process they use to select companies that meet its “sustainability” criteria.

Response.      The requested change has been made.  The section captioned “ESG Criteria has been recaptioned “Pax ESG Criteria.”  A new section captioned “FTSE KLD Index ESG Criteria” and containing the following disclosure has been added immediately before the section captioned “Pax ESG Criteria”:

“KLD defines sustainability as the degree to which a company addresses the social and environmental needs of the present without compromising the quality of life of future generations.  KLD’s GSI Committee formulates an ESG ranking for each company by identifying and applying key ESG performance indicators based on information obtained from a variety of sources, including company websites, regulatory filings, industry sources such as trade associations and professional journals, government data, non-governmental organizations and nonprofit groups, media searches of more than 9,000 global services and direct communication with companies.  For the environmental ranking component, criteria include polices and management systems, products and services, natural resource use, climate change and waste and emissions.  For the social ranking component, criteria include employees, contractors and supply chain, customers and communities and societies.  For the governance ranking component, criteria include governance structure, business ethics, transparency and reporting and shareholder relations.  KLD ranks companies using these criteria.

KLD’s environmental ratings cover clean energy, climate change, environmentally beneficial products & services, ozone depleting chemicals, agricultural chemicals, pollution prevention, hazardous waste, recycling, regulatory violations, environmental management systems and emissions.

KLD’s social ratings cover charitable and innovative giving, investment controversies, support for education and housing, tax disputes, volunteer programs, executive and board diversity, discrimination, gay & lesbian policies, women & minority contracting, work/life benefits, employee health & safety, retirement benefits, union relations, cash profit sharing, employee involvement, workforce reductions, labor rights, relations with indigenous peoples, products that benefit the economically disadvantaged, antitrust, product quality and safety, marking/contracting controversies and R&D/Innovation.

KLD’s governance ratings cover reporting such as political accountability, public policies, and transparency and structure issues including compensation, ownership and accounting.

Please note that the KLD’s ESG criteria are not applied to investments by the sShares FTSE Environmental Technologies (ET50) Index ETF.”

5.             Comment.      If an Index is concentrated in the securities of a particular industry or group of related industries at the present time, provide a discussion of such concentration in the appropriate Risk/Return Summary for each Fund.

Response.      Pax has confirmed to the Registrant that neither the FTSE KLD North America Sustainability Index nor the FTSE KLD Europe Asia Pacific Sustainability Index presently are concentrated in the securities of a particular industry or group of related industries.  Pax also has confirmed to the Registrant that Pax believes that the FTSE ET50 Index presently is, and generally expects that it will be, concentrated in the group of related industries comprising the environmental technology sector.  A new section captioned “Details on Each Fund—sShares FTSE Environmental Technologies (ET50) Index ETF—Principal Risks—Sector Risk” has been added as set forth below:

“Sector Risk

The Fund focuses its investments in the environmental technology sector.  Securities of companies in the environmental technology sector are subject to significant competitive pressures, such as fluctuating demand, availability of investment capital, substantial costs for research and development, aggressive pricing of products or services, new market entrants, competition for market share, short product or service cycles due to an accelerated rate of technological development and the potential for limited earnings and/or falling profit margins.  These companies also face the risks that new products or services will not be accepted by businesses or consumers, will become rapidly obsolete or will never become technologically viable.  The volatility of this sector may be exacerbated by factors completely outside of these companies’ control, such as fluctuations in the supply and price of natural resources such as oil and natural gas, national or global regulatory, legal or other developments regarding water rights and management, local and global climate change and climate change initiatives, national and international regulation of pollution, the availability of tax credits and others incentives for the development of environmental technologies and other factors.  All of the foregoing factors can affect the profitability of environmental technology companies and, as a result, the value of their securities.  In addition, most environmental technology companies have limited operating histories.  Prices of certain of these companies’ securities historically have been more volatile than other securities, especially over the short term.  Because the Fund invests a significant portion of its net assets in the securities of environmental technology companies, the Fund’s net asset value and the market price of its shares may be more volatile than a fund that is invested in a more diverse range of market sectors.”

Pages 7-8, Index Description

6.             Comment.      Disclosure in this section states that the Index measures the performance of securities of issuer organized or operating in North America.  Please explain to us how the criteria of being organized or operating in North America exposes the issuer’s assets to the economic fortunes and risks of North America.  See II.A.2. of the Investment Company Names Release.

Response.      Pax believes that the companies included in the FTSE KLD North America Sustainability Index are tied economically to North America.  As stated in the Investment Company Names Release, the Fund must “adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name.”  The Fund has satisfied this requirement by adopting an 80% investment policy related to its Index.  The Investment Company Names Release further stated that the Fund “also must disclose in its prospectus the specific criteria that are used to select investments that meet this standard.”  The Fund has satisfied this requirement by stating KLD’s criteria for constructing the Index, specifically, that the Index measures the performance of securities of issuers organized or operating in North America.

7.             Comment.      Please provide a list of the countries that may be included in the Index and explain how the Index will be weighted.

Response.      The requested change has been made.  The section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF—Index Description” has been revised to state specifically the countries that may be included in the Index, as set forth below:

“The Index measures the performance of securities of issuers organized or operating in North America, selected initially and adjusted annually using a KLD proprietary method. The selection process takes into account ESG performance, as well as sector and size. The eligible universe for the Index is the set of issuers that comprise the top 75% of the market capitalization of each sector in each country of the S&P North America BMI. KLD evaluates the ESG performance of each issuer in the eligible universe and ranks issuers against sector peers. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them. The Index consists of the highest-ranked issuers that make up approximately 50% of the eligible universe, meaning that approximately 37.5% (50% of 75%) of the market capitalization of each sector of the S&P North America BMI is represented application of KLD’s ESG criteria at reconstitution. Due to various constraints, including issuer market capitalization, not all sectors will hold exactly 37.5% of the available market capitalization. The eligible universe for the Index ~~includes~~ consists of companies from ~~two developed market countries in North America~~ the United States and Canada.”

Disclosure regarding the weighting of the Index already is provided in the referenced section.

8.             Comment.      Please disclose the market capitalization range of the Index as of a recent date.  If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

Response.      The requested change has been made.  The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF—Index Description”:

“As of February 23, 2009, the Index included companies with market capitalizations that ranged from $94 million to $148.9 billion.”

The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF—Principal Risks”:

“Small- and Medium—Sized Company Risk

Investing in securities of small- and medium-sized companies may involve greater volatility than investing in larger and more established companies because they can be subject to more abrupt and erratic share price changes than larger, more established companies. Securities of these types of companies may have limited liquidity, and their prices may be more volatile.”

Page 8, Principal Investment Risks

9.             Comment.      Please disclose as a stand-alone statement that loss of money is a risk of investing in the Fund. See Item 2(c)(1)(i) of Form N-1A.

Response.      The requested change has been made.  The first sentence of the section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF— Principal Investment Risks” has been revised as follows:

“The Fund is subject to the principal investment risks described below. Some or all of these risks may adversely affect the Fund’s NAV, trading price, yield, total return and/or ability to meet its investment objective.  As with all exchange-traded funds, you may lose money by investing in the Fund.”

10.           Comment.      Disclosure on page 23 of the Statement of Additional Information states that the Fund is non-diversified.  Please include that information in this section along with disclosure of the risks of non-diversification.  See Item 2(c)(1)(iv) of Form N-1A.

Response.      The requested change has been made.  The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF—Principal Risks”:

“Non-Diversification Risk

The Fund is non-diversified, which generally means that it may invest a greater percentage of its total assets in the securities of fewer issuers than a “diversified” fund.  This increases the risk that a change in the value of any one investment held by the Fund could affect the overall value of the Fund more than it would affect that of a diversified fund holding a greater number of investments.  Therefore, the Fund’s value will likely be more volatile than the value of a more diversified fund.”

Page 9, Non-U.S. Securities Risk

11.           Comment.      Please revise the disclosure in this section to refer specifically to the risks of investing in North America.

Response.      The only two countries represented in the Index are the United States and Canada.  The Registrant believes that the present disclosure regarding the risks of non-U.S. markets sufficiently discloses the risks of investing in Canada.  Notwithstanding the foregoing, the section captioned “Details of Each Fund—sShares FTSE KLD North America Sustainability Index ETF—Principal Risks—Non-U.S. Securities Risk” has been revised as follows to reflect the fact that the Fund will have no exposure to emerging market countries:

“Non-U.S. markets can be significantly more volatile than domestic markets, causing the prices of some of the Fund’s investments to fluctuate significantly, rapidly and unpredictably. Non-U.S. securities may be less liquid than domestic securities; consequently, the Fund may at times be unable to sell non-U.S. securities at desirable times or prices. Brokerage commissions, custodial fees and other fees and expenses associated with securities transactions generally are higher for non-U.S. securities. Foreign governments may impose taxes which would reduce the amount of income and capital gain available to distribute to shareholders. Other risks related to non-U.S. securities include delays in the settlement of transactions; less publicly available information about issuers; different reporting, accounting and auditing standards; the effect of political, social, diplomatic or economic events; seizure, expropriation or nationalization of the issuer or its assets; and the possible imposition of currency exchange controls. ~~Emerging market securities are likely to have greater exposure to the risks discussed above. Additionally, emerging market countries generally have less mature economies and less developed securities markets with more limited trading activity, are more heavily dependent on international trade and support, have a higher risk of currency devaluation, and may have more volatile inflation rates or longer periods of high inflation than more developed countries. Emerging market countries also are more prone to rapid social, political and economic changes than more developed countries.~~ If the Fund invests substantially in securities of non-U.S. issuers tied economically to a particular country or geographic region, it will be subject to the risks associated with such country or geographic region to a greater extent than a fund that is more diversified across countries or geographic regions.”

Page 13, Index Description

12.           Comment.      Disclosure in this section states that the Index measures the performance of securities of issuer organized or operating in Europe and the Asia Pacific region.  Please explain to us how the criteria of being organized or operating in these regions exposes the issuer’s assets to the economic fortunes and risks of Europe and the Asia Pacific region.  See II.A.2. of 1940 Act Release No. 24828 (March 31, 2001).

Response.      Pax believes that the companies included in the FTSE KLD Europe Asia Pacific Sustainability Index are tied economically to Europe and Asia.  As stated in the Investment Company Names Release, the Fund must “adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name.”  The Fund has satisfied this requirement by adopting an 80% investment policy related to its Index.  The Investment Company Names Release further stated that the Fund “also must disclose in its prospectus the specific criteria that are used to select investments that meet this standard.”  The Fund has satisfied this requirement by stating KLD’s criteria for constructing the Index, specifically, that the Index measures the performance of securities of issuers organized or operating in Europe and Asia.

13.           Comment.      Please provide a list of the countries that may be included in the Index and explain how the Index will be weighted.

Response.      The requested change has been made.  The section captioned “Details of Each Fund—sShares FTSE KLD Europe Asia Pacific Sustainability Index ETF— Index Description” has been revised as set forth below:

“The Index measures the performance of securities of issuers organized or operating in Europe and the Asia Pacific region, selected initially and adjusted annually using a KLD proprietary method. The selection process takes into account ESG performance, as well as region, sector and size. The eligible universe for the Index is the set of issuers that comprise the top 75% of the market capitalization of each sector in each country of the S&P EPAC BMI. KLD evaluates the ESG performance of each issuer in the eligible universe and ranks issuers against sector peers in each region. To generate comparative sector rankings, KLD identifies key ESG performance indicators for each sector and weights them. The Index consists of the highest-ranked issuers that make up approximately 50% of the eligible universe, meaning that approximately 37.5% (50% of 75%) of the market capitalization of each sector in each region of the S&P EPAC BMI is represented after application of KLD’s ESG criteria at reconstitution. Due to various constraints, including issuer market capitalization, not all regional sectors will hold exactly 37.5% of the available market capitalization. The Index currently includes companies from the following twenty-three ~~two~~ developed market countries in Europe and the Asia Pacific region~~.~~: Australia, Hong Kong, Japan, New Zealand, Singapore, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

Please note that disclosure regarding the weighting of the Index by sector already is provided in the referenced section.  The Index is not weighted for country representation.

14.           Comment.      Please disclose the market capitalization range of the Index as of a recent date.  If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

Response.      The requested change has been made.  The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE KLD Europe Asia Pacific Sustainability Index ETF—Index Description”:

“As of February 23, 2009, the Index included companies with market capitalizations that ranged from $77.4 million to $108.8 billion.”

The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE KLD Europe Asia Pacific Sustainability Index ETF—Principal Risks”:

“Small- and Medium—Sized Company Risk

Investing in securities of small- and medium-sized companies may involve greater volatility than investing in larger and more established companies because they can be subject to more abrupt and erratic share price changes than larger, more established companies. Securities of these types of companies may have limited liquidity, and their prices may be more volatile.”

Page 15, Non-U.S. Securities Risk

15.           Comment.      Please revise the disclosure in this section to refer specifically to the risks of the countries in Europe and the Asia Pacific region in which the Fund may invest.

Response.      The Registrant believes that the present disclosure regarding non-U.S. securities sufficiently discloses the risks of investing in the referenced markets.

Page 19, Index Description

16.           Comment.      Disclose the criteria for determining if an issuer has a core business in environmental technologies (e.g., derive more than 50% of their revenues from the development and operation of environmental technologies).  Also, please provide a definition of the term pure play.

Response.      The requested change has been made.  The section captioned “Details on Each Fund—sShares FTSE Environmental Technologies (ET50) Index ETF—Investment Objective” has been revised as set forth below:

The Fund seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the FTSE ET50 Index, which is created and maintained by the FTSE Group (“FTSE”) in collaboration with Impax Asset Management, an environmental technology specialist.  The Index comprises the fifty largest companies globally with a core business in environmental technology (as determined by Impax and approved by the FTSE/Impax Environmental Technology Advisory Committee), measured by full market capitalization.  ~~The Index measures the performance of companies whose core business is in the development and deployment of environmental technologies.~~  A company has a core business in the development and deployment of environmental technologies if (i) revenues derived from environmental technologies exceed 50% of total revenues, (ii) capital invested in environmental technologies exceeds 50% of total invested capital (based on book value) or (iii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) derived from environmental technologies exceed 50% of total EBITDA.  The Fund’s investment objective may be changed by the board of trustees without a vote of shareholders.

We note that the revised disclosure no longer uses the term “pure play.”

17.           Comment.      Please disclose the market capitalization range of the Index as of a recent date.  If the Fund may invest in small or mid-cap companies, discuss the risks associated with such companies in the Principal Risks section of the Risk/Return Summary.

Response.      The requested change has been made.  The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE Environmental Technologies (ET50) Index ETF—Index Description”:

“As of February 23, 2009, the Index included companies with market capitalizations that ranged from $295 million to $16.9 billion.”

The following disclosure has been added to the section captioned “Details of Each Fund—sShares FTSE Environmental Technologies (ET50) Index ETF—Principal Risks”:

“Small- and Medium—Sized Company Risk

Investing in securities of small- and medium-sized companies may involve greater volatility than investing in larger and more established companies because they can be subject to more abrupt and erratic share price changes than larger, more established companies. Securities of these types of companies may have limited liquidity, and their prices may be more volatile.”

Page 22, Sustainable Investing Risk

18.           Comment.      This section discusses the Fund’s “sustainable investing policies”.  The Fund’s “Principal Investment Strategies” section does not discuss sustainable investing.  Either provide such a discussion in the “Principal Investment Strategies” section or delete the above risk.  Also, disclose the risks of investing in environmental technology companies.

Response.      The requested change has been made.  The referenced disclosure relating to “Sustainable Investing Risk” has been deleted.  See the response on page 4 under the caption “Pages 5-6, ESG Criteria” for risk disclosure regarding the risks of investing in environmental technology companies (captioned “Sector Risk”).

Page 25, Portfolio Manager

19.           Comment.      Please disclose Mr. Christopher H. Brown’s length of service as portfolio manager for the Funds.  See Item 5(a)(2) of Form N-1A.

Response.      The requested change has been made.  The second paragraph in the section captioned “Management—Portfolio Manager” has been revised as follows:

“Christopher H. Brown is the Portfolio Manager of the Funds, and has served in that position since the Funds’ inception.  Mr. Brown is the Chief Investment Officer of Pax and has been a portfolio manager with Pax since 1998.  Mr. Brown is a graduate of the Boston University School of Management with a concentration in Finance.  Mr. Brown is primarily responsible for the day to day management of the Funds.”

Pages 26-27, Determination of Net Asset Value

20.           Comment.      Because the Funds may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem Fund shares.  See Instruction 2 to Item 6(a)(3) of Form N-1A.

Response.      The requested disclosure already is provided.  Please see the section captioned “Shareholder Information—Determination of Net Asset Value,” which states in pertinent part that “[t]he value of investments traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly at times that the New York Stock Exchange is closed, and the net asset value of a Fund’s shares may change at times when an investor is not able to purchase, redeem or exchange shares.”  (Emphasis added.)

Page 29, Investments by Registered Investment Companies

21.           Comment.      Please confirm to us that if any fees are incurred due to investments made in other registered investment companies, their expenses will be included in the Fee and Expense table as “Acquired Fund Fees and Expenses”.  See Instruction 3(f) to Item 3 of Form N-1A.

Response.      The Registrant confirms that, if any investments are made in other registered companies, the expenses of those companies will be included in the Fee and Expenses table as “Acquired Fund Fees and Expenses.”

Pages 30-31, Creation and Redemption

22.           Comment.      Since the Participant Agreement has yet to be filed, please confirm to us that the agreement does not require an early receipt cut-off for any transaction (e.g., receipt by 3:00 p.m.).

Response.      The Registrant confirms that the participant agreement does not require an early receipt cut-off for any transaction.

Statement of Additional Information

Page 44, Investment Restrictions

23.           Comment.      Please provide a concentration policy for each Fund as required by Item 11(c)(1)(iv) of Form N-1A.

Response.      We note that the referenced concentration policy is set forth in the Funds’ prospectus on page 4.  The section of the Statement of Additional Information captioned “Investment Restrictions” has been revised to add the concentration policy to the end of the list of the Funds’ fundamental investment policies, as follows:

“Additionally, if an Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of related industries, a Fund will concentrate its investments in the same industry or group of related industries.

If a Fund concentrates its investments in a particular industry or group of related industries, the Fund will be more susceptible to the risks particular to such industry or group of related industries than a Fund that is not so concentrated.”

General Comments

24.           Comment.      Please advise us if you have submitted or intend to submit an exemptive application or no-action request in connection with your registration statement.

Response.      The registrant has submitted an exemptive application for an order under Section 6(c) of the Investment Company Act granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Investment Company Act and Rule 22c-1 thereunder, under Sections 6(c) and 17(b) of the Investment Company Act granting an exemption from Sections 17(a)(1) and (a)(2) of the Investment Company Act and under Section 12(d)(1)(J) of the Investment Company Act granting an exemption from Sections 12(d)(1)(A) and (B) of the Investment Company Act.  The file number of the application is 812-13503.

* * * * *

I hope that the foregoing responses adequately address the Comments.  Please feel free to call me at (617) 951-7913 with any questions.

Very truly yours,

/s/ Jacob E. Comer

Jacob E. Comer

cc:	Joseph F. Keefe
Brian D. McCabe